UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KIT digital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

482470200

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

August 7, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200	SCHEDULE 13D/A	Page 2 of 6 Pages

.

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

CUSIP No. 482470200	SCHEDULE 13D/A	Page 3 of 6 Pages

.

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 4 of 6 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 4 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2012 and amended by Amendment No. 1 on June 14, 2012 (the “Schedule 13D”). Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 7, 2012, the Reporting Persons entered into a Standstill Agreement (the “Standstill Agreement”) with the Issuer and with Seth Hamot, Costa Brava Partnership III L.P. and Roark, Reardon & Hamot, LLC, pursuant to which the Issuer agreed to expand the size of its Board to six directors and appointed K. Peter Heiland a director of the Issuer. The Standstill Agreement, a copy of which is attached hereto as Exhibit 10.1, is incorporated by reference herein.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Standstill Agreement, dated as of August 7, 2012, by and among KIT ditigal, Inc., JEC II Associates, LLC, JEC Capital Partners LLC, K. Peter Heiland, Costa Brava Partnership III L.P., Roark, Rearden & Hamot, LLC and Seth W. Hamot (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on August 7, 2012).

CUSIP No. 482470200	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 7, 2012

JEC II ASSOCIATES, LLC

	By:	/s/ K. Peter Heiland*
	Name:	K. Peter Heiland
	Title:	Manager

JEC CAPITAL PARTNERS LLC

	By:	/s/ K. Peter Heiland*
	Name:	K. Peter Heiland
	Title:	Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact